Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: lliad Holdings, Inc.
Commission File No.

Universal Compression
4444 Brittmoore Road
Houston, Texas 77041

Contact:
David Oatman
Vice President, Investor Relations
713-335-7460

FOR IMMEDIATE RELEASE

Universal Compression Holdings and Universal Compression Partners

Report Fourth Quarter and Full Year 2006 Results

Houston, February 28, 2007 — Universal Compression Holdings, Inc. (NYSE: UCO) and Universal Compression Partners, L.P. (NASDAQ: UCLP) today reported earnings for the fourth quarter and full year 2006.

Universal Compression Holdings, Inc. Financial Results

Universal Compression Holdings reported net income of $20.0 million, or $0.64 per diluted share, in the three months ended December 31, 2006, including a charge of $1.1 million on a pretax basis related to debt extinguishment costs.  Excluding this charge, earnings per diluted share would have been $0.67.  Net income was $25.0 million, or $0.80 per diluted share, in the three months ended September 30, 2006, including a benefit of $3.2 million on a pretax basis related to employee benefit programs; excluding this benefit, earnings per diluted share would have been $0.73.  Net income was $19.6 million, or $0.60 per diluted share, in the prior year period.

Revenue was $253.0 million in the three months ended December 31, 2006, compared to $246.9 million in the three months ended September 30, 2006 and $224.8 million in the prior year period.  EBITDA, as adjusted (as defined below), was $76.5 million in the three months ended December 31, 2006, as compared to $84.0 million in the three months ended September 30, 2006 and $74.5 million in the comparable period of the prior year.

For the twelve months ended December 31, 2006, net income was a record $87.7 million, or $2.82 per diluted share, including a charge of $1.1 million on a pretax basis related to debt extinguishment costs and a benefit of $3.2 million on a pretax basis related to employee benefit programs.  Excluding these items, earnings per diluted share would have been $2.78 in 2006.  For the twelve months ended December 31, 2005, net income was $50.9 million, or $1.56 per diluted share, including charges of $29.1 million on a pretax basis related to debt extinguishment and asset impairment costs.  Excluding these items, earnings per diluted share would have been $2.14 in 2005.

For the twelve months ended December 31, 2006, revenue was $947.7 million and EBITDA, as adjusted, was $311.8 million, as compared to revenue of $807.3 million and EBITDA, as adjusted, of $262.7 million in the prior year period.

“I am pleased with our performance in 2006, which included record levels of revenue, EBITDA and earnings per share,” commented Stephen A. Snider, Universal Compression Holdings’ Chairman, President and Chief Executive Officer. “While the performance in each of our four business segments remains strong due to the continuing healthy demand for our products and services, recent labor and other cost increases have negatively impacted our domestic contract compression segment.  We are currently addressing many of the issues related to these cost increases and believe that our proposed merger with Hanover Compressor Company will allow us to be in a position to further combat these cost pressures.”

“We remain very enthusiastic about the recent announcement for Universal Compression Holdings and Hanover to combine in a merger of equals,” added Snider.  “We believe the merger will create a global leader in natural gas compression services and production and processing equipment and will enhance value for stockholders of both companies.  We recently filed our initial application under the Hart-Scott-Rodino Antitrust Improvements Act, and we continue to expect the merger to close in the third quarter of this year.”

“During the fourth quarter, we also pursued several activities of note,” said Michael Anderson, Universal Compression Holdings’ Senior Vice President and Chief Financial Officer.  “We completed the initial public offering of Universal Compression Partners on October 20, 2006, raising in excess of $120 million of net proceeds.  In connection with that transaction, we completed the refinancing of a significant amount of Universal Compression Holdings’ debt, and put in place financing at Universal Compression Partners that provides a foundation to allow us to pursue our strategy of offering the remainder of our domestic contract compression business to Universal Compression Partners over time.  We also completed the repurchase of almost 570,000 shares of Universal Compression Holdings’ common stock in the quarter, at an average price of $63.30 per share.  This share repurchase of approximately $36.1 million was completed under the $200 million share repurchase program previously authorized by Universal Compression Holdings’ Board of Directors.”

“Finally, in January 2007, we completed the purchase of B.T. Engineering Pte Ltd, a leading Singapore-based fabricator of oil and gas, petrochemical, marine and offshore equipment, including pressure vessels, FPSO process modules, terminal buoys, turrets, natural gas compression units and related equipment,” Anderson continued. “We believe each of these activities has positioned Universal to continue to take advantage of the strong market conditions we see for all of our business segments.”

Universal Compression Partners, L.P. Financial Results

For the three months ended December 31, 2006, Universal Compression Partners reported revenue of $13.5 million and net income of $2.7 million.  In October 2006, Universal Compression Partners commenced operations upon the transfer of certain domestic contract compression assets from Universal Compression Holdings in connection with the initial public offering of Universal Compression Partners.  For the quarter, EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by Universal Compression Holdings (as defined below), totaled $7.2 million and distributable cash flow (as defined below) totaled $5.0 million.

On February 2, 2007, Universal Compression Partners announced a cash distribution of $0.278 per unit.  The distribution reflected the pro rata share of the partnership’s minimum quarterly distribution of $0.35 per unit and covered the time period from the closing of the initial public offering through December 31, 2006.  Based on this distribution, the distributable cash flow generated in the fourth quarter was approximately 1.40 times the amount of the cash distribution to unitholders.  Excluding the effects of the cost caps provided by Universal Compression Holdings, distributable cash flow would have been sufficient to cover cash distributions to unitholders by approximately 1.26 times.

“We are pleased by Universal Compression Partners’ successful initial public offering and the results from our first period of operations,” commented Snider, Universal Compression Partners’ Chairman, President and Chief Executive Officer. “As with the entirety of our contract compression business, our outlook is positive for Universal Compression Partners due to continuing strong demand for our services and sustainable growth prospects.  Additionally, we believe that the proposed merger with Hanover will enhance the future growth for Universal Compression Partners as the combination provides a larger pool of domestic contract compression customers and equipment that can be offered for sale to Universal Compression Partners over time.”

Conference Call

Universal Compression Holdings and Universal Compression Partners will host a joint conference call today, February 28, 2007, at 10:00 a.m. Central Time, 11:00 a.m. Eastern Time, to discuss the quarter’s and full year’s results and certain other corporate matters.  The conference call will be broadcast live over the Internet to provide interested persons the opportunity to listen.  The call will also be archived for approximately 90 days to provide an opportunity to those unable to listen to the live broadcast. Both the live broadcast and replay of the archived version are free of charge to the user.

Persons wishing to listen to the conference call live may do so by logging onto www.universalcompression.com (click UCO or UCLP “Investor Information” section) at least 15 minutes prior to the start of the call.  The replay of the call will be available at the website www.universalcompression.com.

With respect to Universal Compression Holdings, EBITDA, as adjusted, a non-GAAP measure, is defined as net income plus income taxes, interest expense (including debt extinguishment costs and gain on termination of interest rate swaps), depreciation and amortization, foreign currency gains or losses, minority interest, excluding non-recurring items (including facility consolidation costs), and extraordinary gains or losses.

With respect to Universal Compression Partners, distributable cash flow, a non-GAAP measure, is defined as net income plus depreciation and amortization expense, interest expense and any capital contributions from Universal Compression Holdings limiting the cost of sales and selling, general and administrative costs reimbursed by Universal Compression Partners (pursuant to the omnibus agreement to which Universal Compression Holdings and Universal Compression Partners are parties) less cash interest expense and maintenance capital expenditures.

With respect to Universal Compression Partners, EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by Universal Compression Holdings, a non-GAAP measure, is defined as net income plus interest expense, depreciation and amortization, and capital contributions from Universal Compression Holdings limiting the cost of sales and selling, general and administrative costs reimbursed by Universal Compression Partners (pursuant to the omnibus agreement to which Universal Compression Holdings and Universal Compression Partners are parties).

With respect to Universal Compression Holdings, Gross Margin, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization expense).

With respect to Universal Compression Partners, Gross Margin, as adjusted for operating cost caps provided by Universal Compression Holdings, a non-GAAP measure, is defined as total revenue less cost of sales (excluding depreciation and amortization expense) plus any capital contributions from Universal Compression Holdings limiting the cost of sales reimbursed by Universal Compression Partners (pursuant to the omnibus agreement to which Universal Compression Holdings and Universal Compression Partners are parties).

Forward-Looking Statements

Statements about Universal Compression Holdings’ and Universal Compression Partners’ outlook and all other statements in this release (and oral statements made regarding the subjects of this release, including on the conference call announced herein) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal Compression Holdings’ and Universal Compression Partners’ control, which could cause actual results to differ materially from such statements.  Forward looking information includes, but is not limited to, statements regarding: the ability of Universal Compression Holdings and Hanover to complete their proposed merger; the belief that the merger will allow Universal to further combat domestic contract compression cost pressures, will enhance value for stockholders, will enhance future growth of Universal Compression Partners and will close under the anticipated timing; and the belief that Universal Compression Partners’ initial public offering, Universal Compression Holdings’ debt refinancing, Universal Compression Partners’ debt financing, a recent acquisition, and share repurchases will enable Universal Compression Holdings to continue to take advantage of strong market conditions.  While Universal Compression Holdings and Universal Compression Partners believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their business.  Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for natural gas and the impact on the price of natural gas; employment workforce factors, including our ability to hire, train and retain key employees; our ability to timely and cost-effectively obtain components necessary to conduct our business; changes in political or economic conditions in key operating markets, including international markets; our ability to timely and cost-effectively implement our enterprise resource planning system; changes in safety and environmental regulations pertaining to the production and transportation of natural gas; the performance of Universal Compression Partners; the failure to realize anticipated synergies from the proposed merger; the results of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by stockholders and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal Compression Holdings’ Transition Report on Form 10-K for the nine months ended December 31, 2005, Universal Compression Partners’ registration statement on Form S-1 and those set forth from time to time in Universal Compression Holdings’ and Universal Compression Partners’ filings with the Securities and Exchange Commission (“SEC”), which are available through our website www.universalcompression.com.  Universal Compression Holdings and Universal Compression Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

In connection with the proposed merger of Universal Compression Holdings and Hanover, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings and Hanover, and other materials, will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal Compression Holdings and Hanover, without charge, at the SEC’s web site at www.sec.gov , Universal Compression Holdings’ web site at  www.universalcompression.com , and Hanover’s web site at  www.hanover-co.com .. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.

Participants in Solicitation

Hanover and Universal Compression Holdings and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal Compression Holdings’ respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Universal Compression Holdings, headquartered in Houston, Texas, is a leading natural gas compression services company, providing a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry.

Universal Compression Partners was recently formed by Universal Compression Holdings to provide natural gas contract compression services to customers throughout the United States and completed its initial public offering in October 2006 with an initial fleet comprising approximately 330,000 horsepower, or approximately 17% by available horsepower of Universal Compression Holdings’ domestic contract compression business at that time. Universal Compression Holdings owns approximately 51% of Universal Compression Partners.

UNIVERSAL COMPRESSION HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2006	2006	2005	2006	2005

Revenue:
Domestic contract compression	$101,626	$101,058	$86,778	$398,189	$325,332
International contract compression	37,894	36,251	33,455	142,448	123,570
Fabrication	63,346	57,642	59,681	215,825	191,747
Aftermarket services	50,125	51,981	44,921	191,245	166,634
Total revenue	252,991	246,932	224,835	947,707	807,283

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Domestic contract compression	40,299	34,866	30,533	143,871	117,398
International contract compression	10,601	8,968	7,762	36,396	30,723
Fabrication	54,968	47,594	51,778	186,464	174,515
Aftermarket services	38,855	41,304	36,050	152,325	134,160
Depreciation and amortization	31,735	31,154	27,827	122,701	104,289
Selling, general and administrative	32,571	30,149	23,819	118,762	85,341
Interest expense, net	13,535	15,152	14,727	57,349	54,617
Debt extinguishment costs	1,125	—	—	1,125	26,068
Asset impairment expense	—	—	—	—	3,080
Foreign currency (gain) loss	(290)	(45)	(755)	(645)	(589)
Minority interest	1,354	—	—	1,354	—
Other (income) loss, net	(838)	3	388	(1,928)	(681)
Total costs and expenses	223,915	209,145	193,639	817,774	728,921

Income before income taxes	29,076	37,787	31,196	129,933	78,362

Income tax expense	9,071	12,827	11,642	42,277	27,483

Net income	$20,005	$24,960	$19,554	$87,656	$50,879

Weighted average common and common equivalent shares outstanding:
Basic	30,081	30,037	31,616	29,911	31,799

Diluted	31,200	31,163	32,522	31,032	32,615

Earnings per share:
Basic	$0.67	$0.83	$0.62	$2.93	$1.60

Diluted	$0.64	$0.80	$0.60	$2.82	$1.56

UNIVERSAL COMPRESSION HOLDINGS, INC.

UNAUDITED SUPPLEMENTAL INFORMATION

(Dollars in thousands)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2006	2006	2005	2006	2005
Revenue:
Domestic contract compression	$101,626	$101,058	$86,778	$398,189	$325,332
International contract compression	37,894	36,251	33,455	142,448	123,570
Fabrication	63,346	57,642	59,681	215,825	191,747
Aftermarket services	50,125	51,981	44,921	191,245	166,634
Total	$252,991	$246,932	$224,835	$947,707	$807,283

Gross Margin:
Domestic contract compression	$61,327	$66,192	$56,245	$254,318	$207,934
International contract compression	27,293	27,283	25,693	106,052	92,847
Fabrication	8,378	10,048	7,903	29,361	17,232
Aftermarket services	11,270	10,677	8,871	38,920	32,474
Total (1)	$108,268	$114,200	$98,712	$428,651	$350,487

Selling, General and Administrative	$32,571	$30,149	$23,819	$118,762	$85,341
% of Revenue	13%	12%	11%	13%	11%

EBITDA, as adjusted (1)	$76,535	$84,048	$74,505	$311,817	$262,747
% of Revenue	30%	34%	33%	33%	33%

Capital Expenditures	$62,926	$58,552	$37,557	$219,309	$156,368
Proceeds from Sale of PP&E	1,592	5,175	3,532	12,522	17,811
Net Capital Expenditures	$61,334	$53,377	$34,025	$206,787	$138,557

Gross Margin Percentage:	60%	65%	65%	64%	64%
Domestic contract compression	72%	75%	77%	74%	75%
International contract compression	13%	17%	13%	14%	9%
Fabrication	22%	21%	20%	20%	19%
Aftermarket services	43%	46%	44%	45%	43%
Total

Reconciliation of GAAP to Non-GAAP Financial Information:	$20,005	$24,960	$19,554	$87,656	$50,879
Net income	9,071	12,827	11,642	42,277	27,483
Income tax expense	31,735	31,154	27,827	122,701	104,289
Depreciation and amortization	13,535	15,152	14,727	57,349	54,617
Interest expense, net	(290)	(45)	755	(645)	(589)
Foreign currency (gain) loss	1,354	—	—	1,354	—
Minority interest	1,125	—	—	1,125	26,068
Debt extinguishment costs	76,535	84,048	74,505	311,817	262,747
EBITDA, as adjusted (1)	32,571	30,149	23,819	118,762	85,341
Selling, general and administrative	(838)	3	388	(1,928)	(681)
Other (income) loss, net	$108,268	$114,200	$98,712	$428,651	$347,407
Gross Margin (1)

	December 31,	September 30,	December 31,
	2006	2006	2005
Debt and Capital Lease Obligations	$830,554	$914,116	$923,341
Stockholders’ Equity	$916,430	$927,662	$831,312
Total Debt to Capitalization	47.5%	49.6%	52.6%

(1)             Management believes disclosure of EBITDA, as adjusted, and Gross Margin, non-GAAP measures, provide useful information to investors because, when viewed with our GAAP results and accompanying reconciliations, they provide a more complete understanding of our performance than GAAP results alone.  Management uses EBITDA, as adjusted, and Gross Margin as supplemental measures to review current period operating performance, comparability measures and performance measures for period to period comparisons.  In addition, EBITDA, as adjusted, is used by management as a valuation measure.

UNIVERSAL COMPRESSION HOLDINGS, INC.

UNAUDITED SUPPLEMENTAL INFORMATION

(Horsepower in thousands)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2006	2006	2005	2006	2005
Total Available Horsepower (at period end):
Domestic contract compression	2,069	2,017	1,965	2,069	1,965
International contract compression	607	599	584	607	584
Total	2,676	2,616	2,549	2,676	2,549

Average Operating Horsepower:
Domestic contract compression	1,816	1,792	1,787	1,802	1,748
International contract compression	541	547	538	546	515
Total	2,357	2,339	2,325	2,348	2,263

Horsepower Utilization:
Spot (at period end)	88.9%	89.8%	92.3%	88.9%	92.3%
Average	89.4%	90.0%	91.7%	90.6%	90.9%

Fabrication Backlog (in millions)	$289	$268	$145	$289	$145

UNIVERSAL COMPRESSION PARTNERS, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

Three Months
Ended
December 31,
2006

Revenue	$13,465
Cost of sales (excluding depreciation and amortization expense)	4,952
Depreciation and amortization	2,108
Selling, general and administrative	1,885
Interest expense, net	1,815
Net income	$2,705

General partner interest in net income	$54

Limited partner interest in net income	$2,651

UNIVERSAL COMPRESSION PARTNERS, L.P.

UNAUDITED SUPPLEMENTAL INFORMATION

(Dollars in thousands, except per unit amounts)

Three Months
Ended
December 31,
2006

Revenue	$13,465

Gross Margin, as adjusted for operating cost caps provided by Universal Compression Holdings (“UCO”) (1)	$9,039

Selling, General and Administrative	$1,885
% of Revenue	14%

EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO (1)	$7,154
% of Revenue	53%

Capital Expenditures	$332
Proceeds from Sale of PP&E	0
Net Capital Expenditures	$332

Gross Margin percentage, as adjusted for operating cost caps provided by UCO	67%

Reconciliation of GAAP to Non-GAAP Financial Information:
Net income	$2,705
Depreciation and amortization	2,108
Cap on operating and selling, general and administrative costs provided by UCO	526
Interest expense, net	1,815
EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO (1)	7,154
Selling, general and administrative costs	1,885
Gross Margin, as adjusted for operating cost caps provided by UCO (1)	$9,039
Less: Cash interest expense	(1,815)
Less: Selling, general and administrative	(1,885)
Less: Maintenance capital expenditures	(306)
Distributable cash flow (2)	$5,033

Distributions per Unit	$0.28
Distribution to All Unitholders	$3,588
Distributable Cash Flow Coverage	1.40x

December 31,
2006

Debt and Capital Lease Obligations	$125,000
Total Partners’ Capital	$69,457
Total Debt to Capitalization	64.3%
Total Debt to Annualized EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO (1)	3.5x
EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO (1) to Interest Expense	3.9x

(1)             Management believes disclosure of EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO, and Gross Margin, as adjusted for operating cost caps provided by UCO, non-GAAP measures, provide useful information to investors because, when viewed with our GAAP results and accompanying reconciliations, they provide a more complete understanding of our performance than GAAP results alone.  Management uses EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO, and Gross Margin, as adjusted for operating cost caps provided by UCO, as supplemental measures to review current period operating performance, comparability measures and performance measures for period to period comparisons.  In addition, EBITDA, as further adjusted for operating and selling, general and administrative cost caps provided by UCO, is used by management as a valuation measure.

(2)             Distributable cash flow, a non-GAAP measure, is a significant liquidity metric used by management to compare basic cash flows generated by us to the cash distributions we expect to pay our partners. Using this metric, our management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions.

UNIVERSAL COMPRESSION PARTNERS, L.P.

UNAUDITED SUPPLEMENTAL INFORMATION

(Horsepower in thousands)

October 20,
Through
December 31,
2006 (1)

Total Available Horsepower (at period end)	343

Average Operating Horsepower	330

Horsepower Utilization:
Spot (at period end)	96.9%
Average	98.6%

Combined Domestic Contract Compression Horsepower of Universal Compression Holdings and Universal Compression Partners covered by contracts converted to service agreements	1,114

Total Available Domestic Contract Compression Horsepower of Universal Compression Holdings and Universal Compression Partners (at period end):	2,069

% of Domestic Contract Compression Horsepower of Universal Compression Holdings and Universal Compression Partners under Converted Contract Form	53.8%

(1)             Average data shown is for the period from October 20, 2006 to December 31, 2006 because the actual operations of Universal Compression Partners, L.P. began on October 20, 2006.